SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           ----------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                  North East Insurance Company
                        (Name of issuer)


             Common Stock, par value $1.00 per share
                 (Title of class of securities)


                            659164107
                         (CUSIP number)


                         Murry N. Gunty
                   Ballantrae Partners, L.L.C.
                       75 West End Avenue
                              R-12E
                    New York, New York  10023
                         (212) 957-1337

                          with copy to

                   Lawrence T. Yanowitch, Esq.
                      Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                  Washington, D.C.  20036-5612
                         (202) 429-3254

          (Name, address and telephone number of person authorized to receive notices and communications)


                          June 26, 1996
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].
                 (Continued on following pages)

                      (Page __ of __ Pages)


CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ballantrae Partners, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       - 0 -
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING PERSON              10.  SHARED DISPOSITIVE POWER
PERSON WITH                        - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     - 0 -

14.  TYPE OF REPORTING PERSON*

     OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


     This Amendment No. 2 amends and supplements the statement on
Schedule 13D, as amended (the "Schedule 13D"), previously filed on behalf of Ballantrae Partners, L.L.C., a Delaware limited liability company ("Ballantrae"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of North East Insurance Company, a Maine corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2.   Identity and Background.

          Item 2 is hereby amended and supplemented by deleting all of the materials therein, and inserting in lieu thereof the following:

          (a), (b), (c), (f) This statement is filed on behalf of Ballantrae. Ballantrae is a recently formed limited liability company that has not conducted business other than in connection with the transactions described herein. The address of Ballantrae's principal business and offices is 75 West End
Avenue, R-12E, New York, New York 10023.

          The name, business address, occupational information, and citizenship of each of the Members and the members of the Management Committee of Ballantrae are as follows:

          Gunty & Co., a Delaware corporation, is a Member of Ballantrae. The principal business of Gunty & Co. is investment advisory services. The address of Gunty & Co.'s principal business and offices is 75 West End Avenue, R-12E, New York, New York 10023. Murry N. Gunty is the sole stockholder, the sole director and the President of Gunty & Co.

          Murry N. Gunty is a Vice President with Lazard Freres & Co., L.L.C., of 30 Rockefeller Plaza, 63rd Floor, New York, New York 10020. Mr. Gunty's business address is the same. Mr. Gunty is a citizen of the United States. Mr. Gunty is a member of the Management Committee of Ballantrae.

          Deborah L. Harmon is an Executive Vice President with J.E. Robert Company, Inc. of 1650 Tysons Boulevard, Suite 1600, McLean, Virginia 22102. Ms. Harmon's business address is the same. Ms. Harmon is a citizen of the United States. Ms. Harmon is a Member and a member of the Management Committee of Ballantrae.

          Jonathan S. Kern is an Executive Vice President with J.E. Robert Company, Inc. of 1650 Tysons Boulevard, Suite 1600, McLean, Virginia 22102. Mr. Kern's business address is the same. Mr. Kern is a citizen of the United States. Mr. Kern is a Member and a member of the Management Committee of Ballantrae.

          Reginald Strickland is Executive Vice President of Strickland General Agency, Inc. of P.O. Box 129, Norcross, Georgia 30091. Mr. Strickland's business address is the same. Mr. Strickland is a citizen of the United States. Mr. Strickland is a non-voting member of the Management Committee of Ballantrae.

          (d), (e) During the last five years, none of Ballantrae or any of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended and supplemented by deleting the second sentence of the fifth paragraph thereof and adding in lieu thereof the following:

          Ballantrae intends to explore a variety of strategies for enhancing the value of its potential investment, including, without limitation, (i) transactions that would increase the Company's working capital and access to capital, (ii) improvements to the business operations of the Company and (iii) the possibility of representatives of Ballantrae serving on the Board of Directors of the Company.

          Item 4 is hereby further amended and supplemented by adding the following immediately prior to the last paragraph thereof:

          On June 26, 1996, a draft Form A Application (the "Draft Form A") was submitted to the Maine Bureau of Insurance in respect of the purchase of the Trust Shares and the Trust Certificate by Ballantrae. Exhibit E to the Draft Form A, Future Plans of Insurer (the "Draft Operational Plans") is attached hereto as Exhibit 2.3 and is incorporated herein by reference. The Draft Operational Plans describe certain proposed plans by Ballantrae to improve the business operations of the Company by reducing the Company's underwriting expense ratio to a level closer to insurance industry averages, including the following:

          1. Lines of Business. Ballantrae anticipates that the Company will continue to pursue its established lines of business that have produced reasonable historical results, such as Private Passenger Automobile, Commercial Automobile,
Commercial Multi-Peril and General Liability.

          2. Marketing. The Company will continue to market its products through independent agents. In addition, wholesale brokers and general agencies may be considered based upon the loss ratio of their existing business and the experience of their principals.

          3.   A.M. Best Rating.  Ballantrae will work with the
Company and A.M. Best to improve the rating of the Company.

          4. American Colonial Insurance Company. Ballantrae will work with the management of the Company to rescind an agreement between American Colonial Insurance Company and the Insurance Department of the State of New York. Ballantrae would anticipate that additional capital would need to be raised for this to occur.

          5. Total Premium Growth. Ballantrae would expect that all of the above items would generate premium growth of ten to fifteen percent (10 - 15%) per year.

          6. Technology. Ballantrae will review the computer capabilities of the Company and suggest to the management of the Company methods of technologically improving business efficiency.

          7. Surplus. Ballantrae believes that raising additional capital and/or access to capital markets may be a critical ingredient in any expansion of premium written and enhanced profitability for the Company. In addition, though Ballantrae has no immediate plans to raise additional capital for the Company, some of the above items might require, or may easily lend themselves to, additional surplus in the Company and/or American Colonial Insurance Company. If management determines that this is required, Ballantrae is committed to assisting management in raising such capital.

          8. Management. Ballantrae, at the current time, would like to work with the existing management to execute the Draft Operational Plans described herein to maximize shareholder value, while protecting the interests of the insureds. However, there can be no assurances that management will be interested in supporting the Draft Operational Plans. Ballantrae would support any current effort by management to implement aspects of the Draft Operational Plans. In addition, Ballantrae would request that the Company expand its existing Board of Directors by adding four new seats, and that Mr. Gunty, Ms. Harmon, Mr. Kern and Mr. Strickland be nominated to fill the vacancies thereby created.

     Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and supplemented by deleting all of the materials therein and inserting in lieu thereof the following:

          (a), (b), (c) Pursuant to the Purchase Agreement, Ballantrae has agreed to purchase subject to the terms and conditions thereof the Trust Certificate and the Trust Shares. The Trust Shares constitute 810,000 shares of Common Stock of the Company, representing approximately 27.1% of the 2,992,314 shares of Common Stock of the Company outstanding as of March 8, 1996. As provided in the Purchase Agreement, the purchase of the Trust Certificate and the Trust Shares is subject to a number of conditions precedent (as described in Item 6 hereof). Pursuant to the L.L.C. Agreement (as defined below), the Members and the members of the Management Committee may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the Trust Certificate and the Trust Shares. Ballantrae, the members of the Management Committee and the Members expressly disclaim beneficial ownership of the Trust Certificate or the Trust Shares, and this Schedule 13D shall not be deemed an admission that Ballantrae, the members of the Management Committee or the Members are the beneficial owners of the Trust Certificate or the Trust Shares for purposes of Section 13 or for any other purpose. See Item 6 hereof.

          Representatives of Ballantrae have from time to time held discussions with representatives of the Official Committee of Unsecured Creditors of American Motor Club, Inc. concerning the possible sale to Ballantrae of an additional approximate 215,000 shares of Common Stock of the Company. Ballantrae has not entered into any definitive agreement with respect to such shares, however, Ballantrae may continue such discussions from time to time.

          (d), (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended and supplemented by deleting the caption Limited Liability Company Agreement and all of the materials thereunder, and inserting in lieu thereof the following:

          Assignment of Interest

          Set forth below is a summary description of selected provisions of the Assignment of Interest (the "Assignment") from Murry N. Gunty to Gunty & Co. Such description is qualified in its entirety by reference to the Assignment, a copy of which has been included as Exhibit 2.1 hereto and is incorporated by reference herein.

          The Assignment provides for the assignment of all of Murry N. Gunty's rights, obligations and interest in Ballantrae to Gunty & Co. as of the date of the Assignment.

          Amended and Restated Limited Liability Company
          Agreement

          Set forth below is a summary description of selected provisions of the Amended and Restated Limited Liability Company Agreement (the "L.L.C. Agreement") for Ballantrae. Such description is qualified in its entirety by reference to the L.L.C. Agreement, a copy of which has been included as Exhibit
2.2 hereto and is incorporated by reference herein.

          The L.L.C. Agreement provides that each of Gunty & Co.,
Ms. Harmon and Mr. Kern have a 33.33% percentage interest in Ballantrae.

          The L.L.C. Agreement provides that each of Mr. Gunty, Ms. Harmon and Mr. Kern will be members of the Management Committee, and that the management of Ballantrae shall be the exclusive responsibility of the Management Committee. All actions of the Management Committee generally require the consent or approval of all of the members of the Management Committee. The Management Committee may by resolution designate one (1) or more persons, whose execution of documents and other actions taken on behalf of Ballantrae shall bind Ballantrae; provided, however, that any such resolution may be rescinded by the vote of two-thirds (2/3) of the members of the Management Committee.

          The L.L.C. Agreement provides that prior written consent of Members owning one hundred percent (100%) of the total percentage interests in Ballantrae is required for (i) the sale, exchange, pledge or other disposition of Ballantrae Property or any portion thereof, (ii) the acquisition of any additional Ballantrae Property, (iii) the voting of any securities that constitute Ballantrae Property, (iv) the incurrence of any indebtedness (secured or unsecured) by Ballantrae, or (v) the incurrence of any obligation, liability or contingent liability in excess of Ten Thousand Dollars ($10,000).

          The L.L.C. Agreement provides that any amendment of the L.L.C. Agreement or the Certificate of Formation filed with the Secretary of State of Delaware requires the approval or consent of all of the Members.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 2.1.  Assignment of Interest

          Exhibit 2.2.  Restated and Amended Limited Liability
Company Agreement for Ballantrae Partners, L.L.C.

          Exhibit 2.3.  Exhibit E to Form A Application
(Continuation of Response to Item 5 - Future Plans of Insurer)




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    June 28, 1996
                                                           (Date)

                                               /s/ Murry N. Gunty
                                                      (Signature)

                                                   Murry N. Gunty
                                                Managing Director
                                                     (Name/Title)




                          Exhibit Index


                    Exhibit                                  Page

2.1. Assignment of Interest                                     9

2.2. Amended and Restated Limited Liability Company
     Agreement of Ballantrae Partners, L.L.C.                  13

2.3. Exhibit E to Form A Application (Continuation of
     Response to Item 5 - Future Plans of Insurer)             28